Exhibit 99.75

ELEMENTAL ALTUS ROYALTIES CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (“Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of Elemental Altus Royalties Corp. (“Company” or “Elemental”) will be held at Suite 1020 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 on July 29, 2025 at 10:00 a.m. (Vancouver time). The Company will be conducting an in-person Meeting in Vancouver, British Columbia.

The Meeting is being held for the following purposes, which are further described in the Company’s management information circular dated June 18, 2025 (the “Circular”):

1.	to receive the audited annual consolidated financial statements of the Company for the financial year ended December 31, 2024, together with the report of the auditors thereon;

2.	to fix the number of directors of the Company to be elected at the Meeting to hold office for the ensuing year or otherwise as authorized by the Shareholders of the Company at five (5);

3.	to elect the directors of the Company to hold office until the next annual general meeting of Shareholders. For more information, see “Matters to be Acted Upon at the Meeting – Election of Directors” in the Circular;

4.	to appoint PricewaterhouseCoopers LLP (“PwC”) as auditor of the Company until the next annual meeting of Shareholders at a remuneration to be fixed by the directors of the Company. For more information, see “Matters to be Acted Upon at the Meeting – Appointment of Auditor” in the Circular;

5.	to consider and, if deemed advisable, pass an ordinary resolution, the full text of which is attached as Schedule “B” to the Circular, approving and ratifying the Company’s incentive compensation plan (the “Omnibus Plan”), including the setting-aside, allotting and reserving 10% of the Company’s outstanding Common Shares from time to time for issuance pursuant to the exercise of stock options granted under the Omnibus Plan. For more information, see “Matters to be Considered at the Meeting - Approval of Omnibus Plan” in the Circular;

6.	to consider and, if deemed advisable, to pass a special resolution, the full text of which is attached as Schedule “D” to the Circular, to effect the consolidation of all the issued and outstanding common shares of the Company on the basis of up to ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share, such consolidation ratio to be determined by the Board. For more information, see “Matters to be Acted Upon at the Meeting – Approval of Consolidation” in the Circular; and

7.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders should refer to the Circular for more detailed information with respect to the matters to be considered at the Meeting.

The board of directors of the Company (the “Board”) has set the close of business on June 18, 2025 as the date of record (the “Record Date”) for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only persons shown on the register of Shareholders at the close of business on the Record Date, or their duly appointed proxyholders, will be entitled to receive notice of the Meeting and vote on the matters to be considered at the Meeting.

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A registered Shareholder may attend the Meeting in-person or may be represented by proxy at the Meeting. All Shareholders are encouraged to attend the Meeting in-person or to date, sign and return the accompanying instrument of proxy (“Instrument of Proxy”) enclosed with the N&A Notification (defined below) for use at the Meeting or any adjournment or postponements thereof. To be effective, the Instrument of Proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada, Attention: Proxy Department, 8th floor, 100 University Ave, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the City of Vancouver, British Columbia) prior to the time set for the Meeting or any adjournment or postponement thereof. Shareholders may also confirm their proxy vote by telephone or online at www.investorvote.com. Full voting instructions are included within the Instrument of Proxy.

If you are not a registered Shareholder of the Company and received this Notice of Meeting and the Circular through your broker or another intermediary (an “Intermediary”, which includes, among other entities and individuals, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans), please complete and return the accompanying Instrument of Proxy or Voting Instruction Form provided to you by such Intermediary, in accordance with the instructions provided therein.

Notice-and-Access

The Company is relying on the “notice-and-access” delivery procedures outlined in National Instrument 54-101– Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), to distribute copies of the proxy related materials in connection with the Meeting (together, “Notice-and-Access Provisions”).

The Company has chosen to deliver the Circular, the financial statements of the Company and the auditor’s report for the year ended December 31, 2024, the management’s discussion and analysis for the year ended December 31, 2024, and other related materials of the meeting (“Proxy Materials”) using Notice-and-Access Provisions, which govern the delivery of proxy-related materials to Shareholders utilizing the internet. Notice-and-Access Provisions allow the Company to choose to deliver Proxy Materials to Shareholders by posting them on SEDAR+ and on a non-SEDAR+ website, provided that the conditions of NI 54-101 and NI 51-102 are met, rather than by printing and mailing the documents. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings of shareholders. Shareholders are entitled to request a paper copy of the Circular and request that the Circular be mailed to them at the Company’s expense.

Pursuant to the Notice-and-Access Provisions, the Company must send a notice to each registered and beneficial Shareholder (the “N&A Notification”) together with a form of Instrument of Proxy or a Voting Instruction Form (together with the N&A Notification, the “Notice Package”), indicating that the Proxy Materials have been posted on the Company’s website and on SEDAR+, and including an explanation regarding how a Shareholder can access the Proxy Materials or obtain paper copies thereof. We remind you to access and review all of the important information contained in the Proxy Materials before voting.

The Proxy Materials will be available online at the following link: https://elementalaltus.com/investors/agm/. You may also find a copy on SEDAR+ under the Company’s profile at https://www.sedarplus.ca.

You may obtain a paper copy of the Proxy Materials at no cost by calling the toll-free number 1-866-962-0498.

If you request a paper copy of the Proxy Materials, please note that another form of Instrument of Proxy or Voting Instruction Form will not be sent; please retain the one received with the Notice Package for voting purposes.

To allow adequate time for a Shareholder to receive and review a paper copy of the Proxy Materials and then to submit their vote by July 25, 2025, a Shareholder requesting a paper copy of the Proxy Materials should ensure such request is received by the Company no later than July 18, 2025.

If a paper copy of the Proxy Materials is requested prior to the date of the Meeting, the Proxy Materials shall be sent within three (3) Business Days after receiving the request, by first class mail, courier or the equivalent. If a paper copy of the Proxy Materials is requested on or after the date of the Meeting and within one (1) year of the Circular being filed by the Company to SEDAR+, the Proxy Materials shall be sent within ten (10) calendar days after receiving the request, by prepaid mail, courier or the equivalent.

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The Circular, this Notice of Meeting, the N&A Notification, the Instrument of Proxy or Voting Instruction Form and the Company’s annual audited consolidated financial statements for the year ended December 31, 2024 and the related management’s discussion and analysis of financial condition and results of operations (the “Meeting Materials”) are available on the Company’s website (www.elementalaltus.com) and under the Company’s profile on SEDAR+ at www.sedarplus.ca. Shareholders are reminded to review the Meeting Materials before voting.

DATED this 18th day of June, 2025	BY ORDER OF THE BOARD OF DIRECTORS OF Elemental Altus Royalties Corp.

	(signed)	“Juan Sartori”
Executive Chairman